PACIFIC WEBWORKS, INC. [logo]

April 29, 2009

Via EDGAR

Mr. Mark Kronforst, Accounting Branch Chief

U.S. Securities and Exchange Commission

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

RE:

Pacific WebWorks, Inc.

Form 10-K for fiscal year ended December 31, 2007

Filed March 31, 2008

Response letter dated January 29, 2009

File No. 000-26731

Dear Mr. Kronforst,

This letter is in response to your comment letter dated March 4, 2009 regarding the above identified Form 10-K of Pacific WebWorks Inc. (the “Company”).  The Company is filing via EDGAR this response letter; however, the Company will delay filing amended Forms 10-K and 10-Q until the concerns you have raised related to our financial statements are resolved to your satisfaction.  At that time, we will file the amended 2007 Form 10-K and the amended quarterly reports for the periods ended March 31, 2008, June 30, 2008 and September 30, 2008.

We are providing our proposed responses to your comments and upon your review and acceptance of our accounting treatment, the Company will file the periodic reports that require amendment.  On the following pages we have restated your comments and each comment is followed by the Company’s response.

voice: 801-578-9020

230 W 400 S, 1st Flr

Salt Lake City, Utah 84111

www.pacificwebworks.com

fax: 801-578-9019

Form 10-K for the Fiscal Year Ended December 31, 2007

Notes to Consolidated Financial Statements

Note 1 – The Company and Basis of Presentation

Earnings (loss) Per Share, page 30

Comment 1.

We note your proposed disclosures provided in exhibit #3.  It appears that in the interim periods presented in the exhibit, the income (loss) from continuing operations excludes the impact of income tax expense.  Please explain your basis for this presentation.  In this regard, we note that income from continuing operations should include income taxes.

Response:  We have revised the tables of the Earnings (loss) Per Share disclosure for the interim periods to include the impact of income tax expense in the income (loss) from continuing operations numerator.   See exhibits #3, #4 and #5, attached hereto.  We have marked the revised text.

Note 6 – Stockholders’ Equity, page 32

Comment 2.

Please clarify the following related to our prior comment 5 and related exhibit #8:

•

Your revised disclosures indicate that the weighted average grant date fair value of options granted in 2006 and 2007 was $0.01.  However, we also note that exhibit #’s 6 and 7 indicate that the fair value of the options granted was $0.04 and $0.05 for 2006 and 2007, respectively;

•

Your revised disclosures indicate that the weighted average exercise price of options granted in 2006 and 2007 was $0.01.  However, you also disclose that the exercise price of options granted in 2006 and 2007 was $0.048 and $0.061; and

•

Your revised disclosures indicate that the options granted in 2007 vest one-half upon grant and one-half over the next six months; however, we also note your disclosure which indicates that these options vest equally over 12 months.

Response:   We have revised the summary table weighted average grant date fair value of options granted in 2006 and 2007 to be consistent with the statements of those values in the second paragraph of the Equity Incentive Plan note.  We have also revised the weighted average exercise prices in the outstanding and exercisable option table for consistency in that same note.  See exhibit #8, attached hereto.  The revised text is marked.

Mr. Kronforst

U.S. Securities and Exchange Commission

April 29, 2009

Note 9 – Income Taxes, page 37

Comment 3.

We note your response to prior comment 6 and related exhibit #9; however, we note that you have still not provided all of the disclosures required by FIN 48.  In this regard, we note that you have not provided the disclosures required by paragraph 21(a), (b), (d), and (e).  Please revise accordingly.

Response: We have revised proposed Note 9 to include the required disclosures of FIN 48.  See the addition of the reconciliation of the beginning and ending amount of unrecognized tax benefits table and additional disclosures.  See exhibit #9, attached hereto.  The revised text is marked.

* * * * * * * *

In connection with our response to your comments, the Company acknowledges that:

*

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

*

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes that this response to your comment letter adequately addresses your concerns.  If you have further questions or comments, please contact the Company’s counsel, Cindy Shy, at (435) 674-1282 or fax (435) 673-2127.  If our proposed responses are satisfactory, please contact Ms. Shy and inform her that we may move forward with the preparation of the required amendments to the Forms 10-K and 10-Q.

Sincerely,

/s/ Kenneth W. Bell

Kenneth W. Bell

Chief Executive Officer

EXHIBIT #3

Earnings (loss) per share:

The computation of net earnings (loss) per share of common stock is based on the weighted average number of shares outstanding during each period presented.  The Company utilizes the treasury stock method to calculate diluted earnings (loss) per share, which considers potentially issuable shares on common stock equivalents.  In accordance with SFAS No. 128, "Earnings per Share," common stock options have a dilutive effect when the average market price of the common stock during the period exceeds the exercise price of the options.  The average market price of the Company's common stock during the years ended March 31, 2007 and 2008 was $0.04 and $0.10, respectively.  As such, potentially issuable common shares totaling 3,815,000 related to options were considered but excluded from the calculation of diluted loss per share for the period ended March 31, 2007 because their effect was anti-dilutive. Potentially issuable common shares totaling 1,502,550 related to options were included in the calculation of diluted earnings per share for the period ended March 31, 2008.

		Three months ended
		March 31,	March 31,
Statement of Operations Summary Information:		2007	2008

Numerator:	Income (loss) from continuing operations	$ (113,115)	$ 37,594
	Net income (loss)	$ (113,115)	$ 37,594

Denominator:
Weighted-average common shares outstanding
Basic		35,551,339	40,873,873
Diluted		35,551,339	42,376,423

EARNINGS (LOSS) PER SHARE:
Basic
	Income (loss) from continuing operations	$ (0.00)	$ 0.00
	Net income (loss)	$ (0.00)	$ 0.00

Diluted
	Income (loss) from continuing operations	$ (0.00)	$ 0.00
	Net income (loss)	$ (0.00)	$ 0.00

	* Weighted average shares outstanding		40,873,873
	Incremental shares		1,502,550
			42,376,423
	* Incremental share calculation:
	Incremental shares = [(market price – exercise price)/market price] x shares assumed issued under option
	393,000 = [($0.10 - $0.07) / $0.10] x 1,310,000
	530,400 = [($0.10 - $0.048)/$0.10] x 1,020,000
	579,150 = [($0.10 - $0.061)/$0.10] x 1,485,000
	1,502,550

EXHIBIT #4

Earnings (loss) per share:

The computation of net earnings (loss) per share of common stock is based on the weighted average number of shares outstanding during each period presented.  The Company utilizes the treasury stock method to calculate diluted earnings (loss) per share, which considers potentially issuable shares on common stock equivalents.  In accordance with SFAS  No. 128, "Earnings per Share," common   stock options have a dilutive effect when the average market price of the common stock during the period exceeds the exercise price of the options.  The average market price of the Company's common stock for the six month periods ended June 30, 2007 and 2008 was $0.04 and $0.09, respectively.  The average market price of the Company's common stock for the three month periods ended June 30, 2007 and 2008 was $0.04 and $0.09, respectively.  As such, potentially issuable common shares were not considered in the earnings per share calculation for the three and six month period ending June 30, 2007 because the average fair market value of the Company's common stock was below the exercise price of all outstanding options.  Potentially issuable common shares totaling 1,245,611 related to options were included in the calculation of diluted earnings per share for the three and six month periods ended June 30, 2008.

		Six months ended		Three months ended
		June 30,	June 30,	June 30,	June 30,
Statement of Operations Summary Information:		2007	2008	2007	2008

Numerator:
	Income from continuing operations	$ 11,150	$ 278,031	$ 124,264	$ 240,437
	Net income	$ 11,150	$ 278,031	$ 124,264	$ 240,437

Denominator:
Weighted-average common shares outstanding
Basic		35,678,552	40,937,884	35,804,368	41,001,895
Diluted		35,678,552	42,183,495	35,804,368	42,247,506

EARNINGS (LOSS) PER SHARE:
Basic
	Income from continuing operations	$ 0.00	$ 0.01	$ 0.00	$ 0.01
	Net income	$ 0.00	$ 0.01	$ 0.00	$ 0.01

Diluted
	Income from continuing operations	$ 0.00	$ 0.01	$ 0.00	$ 0.01
	Net income	$ 0.00	$ 0.01	$ 0.00	$ 0.01

	* Weighted average shares outstanding		40,937,884		41,001,895
	Incremental shares		1,245,611		1,245,611
			42,183,495		42,247,506

	* Incremental shares calculation:
	Incremental shares = [(market price – exercise price)/market price] x shares assumed issued under option
	291,111 = [($0.09 - $0.07) / $0.09] x 1,310,000
	476,000 = [($0.09 - $0.048)/ $0.09] x 1,020,000
	478,500 = [($0.09 - $0.061)/ $0.09] x 1,485,000
	1,245,611

EXHIBIT #5

Earnings (loss) per share:

The computation of net earnings (loss) per share of common stock is based on the weighted average number of shares outstanding during each period presented.  The Company utilizes the treasury stock method to calculate diluted earnings (loss) per share, which considers potentially issuable shares on common stock equivalents.  In accordance with SFAS No. 128, "Earnings per Share," common stock options have a dilutive effect when the average market price of the common stock during the period exceeds the exercise price of the options.  The average market price of the Company's common stock for the six month periods ended September 30, 2007 and 2008 was $0.04 and $0.08, respectively.  The average market price of the Company's common stock for the three month periods ended September 30, 2007 and 2008 was $0.06 and $0.07, respectively.  As such, potentially issuable common share of 872,063 related to options were included in calculation of diluted earnings per share for the nine months ended September 30, 2008.  There were no potentially issuable common shares for the nine months ended September 30, 2007 since the average fair market value of the Company's common stock was below the exercise price of all outstanding options during the period.  Potentially issuable common shares totaling 232,119 and 482,357 related to options were included in the calculation of diluted earnings per share for the three month periods ended September 30, 2007 and 2008,

		Nine months ended		Three months ended
		September 30,	September 30,	September 30,	September 30,
Statement of Operations Summary Information:		2007	2008	2007	2008

Numerator:	Income from continuing operations	$ 277,958	$ 304,712	$ 266,809	$ 26,138
Net income		$ 277,958	$ 304,712	$ 266,809	$ 26,138

Denominator:
Weighted-average common shares outstanding
Basic		35,795,943	40,959,377	36,026,895	41,001,895
Diluted		35,795,943	41,831,440	36,259,014	41,484,252

EARNINGS (LOSS) PER SHARE:
Basic
Income from continuing operations		$ 0.01	$ 0.01	$ 0.01	$ 0.00
Net income		$ 0.01	$ 0.01	$ 0.01	$ 0.00

Diluted
Income from continuing operations		$ 0.01	$ 0.01	$ 0.01	$ 0.00
Net income		$ 0.01	$ 0.01	$ 0.01	$ 0.00

* Weighted average shares outstanding		35,795,943	40,959,377	36,026,895	41,001,895
Incremental shares		-	872,063	232,119	482,357
		35,795,943	41,831,440	36,259,014	41,484,252

*				Incremental shares calculation for nine months ended 9/30/08:
Incremental shares = [(market price - exercise price)/market price] x shares assumed issued under option
154,375 =		[($0.08 -$0.07)/$0.08] x 1,235,000
384,000 =		[($0.08 - $0.048)/$0.08] x 960,000
333,688 =		[($0.08 - $0.061)/ $0.08] x 1,405,000
872,063

*	Incremental shares calculation for three months ended 9/30/08:
Incremental shares = [(market price - exercise price)/market price] x shares assumed issued under option
301,714 =		[($0.07 -$0.048)/$0.07] x 960,000
180,643 =		[($0.07 - $0.061)/$0.07] x 1,405,000
482,357

*	Incremental shares calculation for three months ended 9/30/07:
Incremental shares = [(market price - exercise price)/market price] x shares assumed issued under option
232,119 =		[($0.059 -$0.048)/$0.059] x 1,245,000

EXHIBIT #8

Equity Incentive Plan
On March 8, 2001, the Board of Directors adopted the Pacific WebWorks, Inc. 2001 Equity Incentive Plan (the
Plan). The Plan allows for the granting of awards in the form of stock options, stock appreciation rights or restricted shares to employees, independent directors and certain consultants. The Plan was amended by the Company on
March 15, 2007, to allow for grant awards representing up to 10,000,000 shares of the Company's common stock under the Plan. The Plan has not been approved by the Company's shareholders as of December 31, 2007.

During 2006, the Company granted 1,230,000 common stock options to employees as part of their incentive plan.
These options vested equally over a 12 month period. The options can be exercised at a price of $0.048 any time after vesting for a period of five years. During 2007, the Company granted a total of 1,540,000 common stock options to employees as part of the plan. The options vest 1/2 upon grant and 1/2 over the next six months. The options can be exercised at a price of$0.061 any time after vesting for a period of five years from the date of grant.

A summary of our common stock options as of December 31, 2006 and 2007, and the changes during 2006 and 2007 are presented below:
		Weighted
	Number of	Average
	options	Exercise Price	Vesting Period
Outstanding at January 1, 2006	6,797,651	$ 0.270
Granted	1,230,000	0.048	Equally over 12 months
Exercised	-	-
Forfeited	(205,000)	(0.130)
Outstanding at December 31, 2006	7,822,651	0.240
Granted	1,540,000	0.061	½ upon grant, ½ equally over 6 months
Exercised	-	-
Forfeited	(810,000)	(0.110)
Outstanding at December 31, 2007	8,552,651	0.240

Effective January 1, 2006, we adopted the fair value recognition provisions of FASB Statement No. 123R, "Share-
based Payment" (SFAS 123R), using the modified-prospective-transition method. Under this transition method, total compensation cost for 2006 and 2007 includes compensation costs for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and compensation costs for all share-based payments granted subsequent to
January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123R.
Accordingly, compensation cost for grants of stock options of $59,154 and $42,083 has been recognized in the accompanying consolidated statements of operations for 2006 and 2007, respectively. We estimated the fair value of our option awards granted using the Black-Scholes option-pricing model. We record compensation expense ratably over the option's vesting period.

The fair value of each option granted has been estimated on the date of grant using the Black-Scholes option valuation model, using the following assumptions:
	2006	2007
Five Year Risk Free Interest Rate	4.71%	4.42%
Dividend Yield	0.00%	0.00%
Volatility	113%	100%
Average Expected Term (Years to Exercise)	5	5

EXHIBIT #8 - continued

Common stock options outstanding and exercisable under this plan as of December 31, 2006 and 2007 are:

Options Outstanding				Options Exercisable
		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
Exercise	Number	Contractual	Exercise	Number	Exercise
Price	Outstanding	Life (Years)	Price	Exercisable	Price
0.870	40,151	3.00	-	40,151	0.870
0.750	1,562,500	3.25	0.15	1,562,500	0.750
0.230	1,120,000	0.75	0.02	1,120,000	0.230
0.140	320,000	0.50	0.01	320,000	0.140
0.120	1,620,000	2.50	0.02	1,620,000	0.120
0.070	1,360,000	1.50	0.02	1,360,000	0.070
0.048	1,045,000	3.00	0.01	1,045,000	0.018
0.061	1,485,000	4.75	0.01	971,666	0.061
	8,552,651			8,039,317

There are 2,177,349 and 1,447,349 stock options available for grant a December 31, 2006 and 2007, respectively.
The aggregate intrinsic value of stock options outstanding and exercisable at December 31, 2006 and 2007 totaled
$2,490 and $615 and $285,955 and $250,535, respectively. The weighted average grant date fair value of options granted during the years ended December 31, 2006 and 2007 is $0.01 and $0.01, respectively. The fair value of options vested during the year ended December 31, 2006 and 2007 totaled $15,375 and $171,905, respectively.

EXHIBIT #9

NOTE 9 - Income Taxes
The Financial Accounting Standards Board (FASB) has issued Financial Interpretation No. 48, "Accounting for Uncertainty in
Income Taxes - An Interpretation of FASB Statement No. 109 (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, Accounting for Income
Taxes. FIN 48 requires a company to determine whether it is more likely than not that a tax position will be sustained will be sustained upon examination based upon the technical merits of the position. If the more-likely-than-not threshold is met, a company must measure the tax position to determine the amount to recognize in the financial statements. As a result of the implementation of FIN 48, the Company performed a review of its material tax positions in accordance with recognition and measurement standards established by FIN 48.

At the adoption date of January 1, 2007, the Company had no unrecognized tax benefit which would affect the effective tax rate if recognized.

The Company includes interest and penalties arising from the underpayment of income taxes in the consolidated statements of operations in the provision for income taxes. As of December 31, 2007, the Company had no accrued interest or penalties related to uncertain tax positions.

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Income tax (benefit) for the Company consist of the following:

	12/31/06	12/31/07
Current
Federal	$ -	$ -
State	-	-
Deferred
Change in deferred tax asset	(89,330)	(83,858)
Change in valuation allowance	89,330	(516,142)
Income tax expense (benefit)	$ -	$ (600,000)

Reconciliation of income taxes computed at the federal statutory rate and income tax expenses are as follows:

	12/31/06	12/31/07
Federal income taxes at statutory rate	$ (348,987)	$ 93,918
State income taxes net of federal benefit	(813)	9,182
Change in the valuation allowance	(89,330)	(516,144)
Non-deductible goodwill impairment	340,000	-
Net operating loss carryforward	99,130	(186,956)
Total	$ -	$ (600,000)

Deferred taxes consist of the following:
Current
Allowance for doubtful accounts	$ 11,190	$ 11,190
Deferred expenses	28,923	(1,011)
Net operating loss carryforwards	-	74,600
Total current	$ 40,113	$ 84,779

Long-term
Net operating loss carryforwards	$ 3,484,005	$ 3,525,420
Capital loss carryforwards	219,530	219,531
Excess book depreciation and amortization	52,784	50,560
Total long-term	$ 3,756,319	$ 3,795,511

Less: valuation allowance	(3,796,432)	(3,280,290)
Net tax assets	$ -	$ 600,000

EXHIBIT #9 - continued

During the current year the Company incurred net income. The Company recorded a net deferred tax asset and income tax benefit in the financial statements due to the net deductible temporary differences or net operating loss carryforwards because the likelihood of realization of the related tax benefits was established. Prior to 2007, and since inception of the
Company, management was unable to project when the Company would be in a position to utilize their net operating loss carryforwards. The Company booked an estimated tax benefit based on projected earnings. Based on an analysis of the
Company's net operating losses, a $600,000 deferred tax asset and related income tax benefit was recorded. Accordingly, a valuation allowance has been recorded to reduce the net deferred tax asset to $600,000. The decrease in the valuation allowance was $516,143 for the year ended December 31, 2007.

As of December 31, 2007, the Company had federal and state net operating loss carryforwards for tax reporting purposes of approximately $9,600,000 and $10,200,000, respectively, expiring through 2027. As of December 31, 2007 the Company had a federal capital loss carryforward for tax reporting purposes of approximately $650,000 expiring in 2008 related to goodwill from the sale of a subsidiary company in 2003.

Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carryforwards for federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur, net operating loss carryforwards may be limited as to use in future years.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2007	$ -
Additions based on tax positions related to the current year	-
Additions for tax positions of prior years	674,600
Reductions for tax positions of prior years	-
Reductions in benefit due to income tax expense	(74,600)
Balance at December 31, 2007	$ 600,000

At December 31, 2007, the total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate amounted to approximately $3,300,000.

The Company did not have any tax positions for which it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within the next 12 months.

The Company includes interest and penalties arising from the underpayment of income taxes in the consolidated statements of operations in the provision for income taxes.  As of December 31, 2007, the Company had no accrued interest or penalties related to uncertain tax positions.

The tax years that remain subject to examination by major taxing jurisdictions are those for the years ended December 31, 2007,

2006 and 2005.